QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Exa Corporation
(Name of Subject Company (Issuer))

3DS Acquisition 3 Corp.,

Dassault Systemes Simulia Corp.

and

Dassault Systèmes S.E.
(Name of Filing Persons (Offerors))

Common Stock, par value $0.001 per share
(Title of Class of Securities)
300614500
(CUSIP Number of Class of Securities)

Florian Simon
Head of M&A—Legal Department
Dassault Systèmes S.E.
10 rue Marcel Dassault, CS 40501
78946 Vélizy-Villacoublay Cedex
France
Telephone: + 33 1 61 62 61 62
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Robert M. Katz
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
Telephone: (212) 848-4000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)

$402,681,062.80	$50,133.79

(1)
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Calculated by adding (a) 15,168,269 shares of common stock of Exa Corporation issued and outstanding, multiplied by $24.25, the per share tender offer price, (b) 1,821,830 shares of common stock subject to outstanding stock options with an exercise price less than $24.25 per share, multiplied by $12.76, which is the offer price of $24.25 per share minus the weighted average exercise price for such options of $11.49 per share, and (c) 478,515 shares of common stock subject to outstanding restricted stock units, multiplied by $24.25, the per share tender offer price, in each case as of October 10, 2017. The calculation of the filing fee is based on information provided by Exa Corporation as of October 10, 2017.

(2)
The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for fiscal year 2018, issued August 24, 2017, by multiplying the transaction valuation by 0.0001245.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

              This Tender Offer Statement on Schedule TO is filed by: (i) 3DS Acquisition 3 Corp., a Delaware corporation ("Purchaser") and a direct wholly owned subsidiary of Dassault Systemes Simulia Corp., a Rhode Island corporation ("Parent"), and an indirect wholly owned subsidiary of Dassault Systèmes S.E., a European Company incorporated in France ("Dassault Systèmes"); (ii) Parent; and (iii) Dassault Systèmes. This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (each, a "Share" and collectively, the "Shares") of Exa Corporation, a Delaware corporation ("Exa"), at a price of $24.25 per Share, payable net to the holder thereof in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 12, 2017 (as it may be amended or supplemented, the "Offer to Purchase"), and the related letter of transmittal (as it may be amended or supplemented, the "Letter of Transmittal," and together with the Offer to Purchase, the "Offer"), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of September 27, 2017 (as it may be amended, restated or supplemented from time to time, the "Merger Agreement"), among Parent, Purchaser and Exa, a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference with respect to Items 4 through 11 of this Schedule TO.

Item 1.                Summary Term Sheet.

              The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated in this Schedule TO by reference.

Item 2.                Subject Company Information.

              (a) The subject company and issuer of the securities subject to the Offer is Exa. Its principal executive office is located at 55 Network Drive, Burlington, Massachusetts 01803, and its telephone number is (781) 564-0200.

              (b) This Schedule TO relates to Exa's shares of common stock, par value $0.001 per share. According to Exa, as of the close of business on October 10, 2017, there were (i) 15,168,269 Shares issued and outstanding, (ii) 1,821,830 Shares issuable upon exercise of outstanding stock options granted under Exa's stock plans with exercise prices below $24.25 per share, and (iii) 478,515 Shares issuable pursuant to outstanding restricted stock units granted under Exa's stock plans.

              (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in that principal market is set forth in the section of the Offer to Purchase entitled "Price Range of the Shares; Dividends" and is incorporated in this Schedule TO by reference.

Item 3.                Identity and Background of Filing Person.

              (a), (b), (c) The information set forth in the section of the Offer to Purchase entitled "Certain Information Concerning Dassault Systèmes, Parent and Purchaser" and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 4.                Terms of the Transaction.

              (a)(1)(i) – (viii), (x), (xii) The information set forth in the "Summary Term Sheet," "Introduction" and in the sections of the Offer to Purchase entitled "Terms of the Offer," "Acceptance for Payment and Payment for Shares," "Procedures for Accepting the Offer and Tendering Shares," "Withdrawal Rights," "Material United States Federal Income Tax Consequences," "Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations" and "Conditions of the Offer" is incorporated in this Schedule TO by reference.

              (a)(1)(ix), (xi) Not applicable.

              (a)(2)(i) – (v) and (vii) The information set forth in the sections of the Offer to Purchase entitled "Terms of the Offer," "Material United States Federal Income Tax Consequences," "Background of the Offer; Past Contacts or Negotiations with Exa," "Purpose of the Offer; Plans for Exa; Other Matters" and "Merger Agreement; Other Agreements" is incorporated in this Schedule TO by reference.

              (a)(2)(vi) Not applicable.

Item 5.                Past Contacts, Transactions, Negotiations and Agreements.

              (a), (b) The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Dassault Systèmes, Parent and Purchaser," "Background of the Offer; Past Contacts or Negotiations with Exa," "Purpose of the Offer; Plans for Exa; Other Matters" and "Merger Agreement; Other Agreements" is incorporated in this Schedule TO by reference.

Item 6.                Purposes of the Transaction and Plans or Proposals.

              (a), (c)(1), (c)(3-7) The information set forth in the "Introduction" and in the sections of the Offer to Purchase entitled "Background of the Offer; Past Contacts or Negotiations with Exa," "Purpose of the Offer; Plans for Exa; Other Matters," "Merger Agreement; Other Agreements," "Dividends and Distributions" and "Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations" is incorporated in this Schedule TO by reference.

              (c)(2) None.

Item 7.                Source and Amount of Funds or Other Consideration.

              (a), (b), (d) The information set forth in the section of the Offer to Purchase entitled "Source and Amount of Funds" is incorporated in this Schedule TO by reference.

Item 8.                Interest in Securities of the Subject Company.

              (a)   The information set forth in the section of the Offer to Purchase entitled "Certain Information Concerning Dassault Systèmes, Parent and Purchaser" is incorporated in this Schedule TO by reference.

              (b)   None.

Item 9.                Persons/Assets, Retained, Employed, Compensated or Used.

              (a)   The information set forth in the "Introduction" and in the sections of the Offer to Purchase entitled "Fees and Expenses" is incorporated in this Schedule TO by reference.

Item 10.                Financial Statements of Certain Bidders.

              (a), (b) Not Applicable.

Item 11.                Additional Information.

              (a)(1) The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Dassault Systèmes, Parent and Purchaser," "Purpose of the Offer; Plans for Exa; Other Matters" and "Merger Agreement; Other Agreements" is incorporated in this Schedule TO by reference.

              (a)(2) and (a)(3) The information set forth in the sections of the Offer to Purchase entitled "Purpose of the Offer; Plans for Exa; Other Matters," "Merger Agreement; Other Agreements" and "Legal Matters; Required Regulatory Approvals" is incorporated in this Schedule TO by reference.

              (a)(4) The information set forth in the section of the Offer to Purchase entitled "Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations" is incorporated in this Schedule TO by reference.

              (a)(5) The information set forth in the sections of the Offer to Purchase entitled "Purpose of the Offer; Plans for Exa; Other Matters," "Merger Agreement; Other Agreements" and "Legal Matters; Required Regulatory Approvals" is incorporated in this Schedule TO by reference.

              (c) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 12.                Exhibits.

(a)(1)(A)	Offer to Purchase, dated October 12, 2017.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on October 12, 2017.*
(a)(5)(A)
Press release issued by Dassault Systèmes on September 28, 2017, originally filed as Exhibit (a)(5)(A) to the Schedule TO-C filed by Dassault Systèmes, Dassault Systemes Simulia Corp. and 3DS Acquisition 3 Corp. with the Securities and Exchange Commission on September 28, 2017, which is incorporated herein by reference.
(a)(5)(B)
Transcript of conference call on September 28, 2017, originally filed as Exhibit (a)(5)(B) to the Schedule TO-C filed by Dassault Systèmes, Dassault Systemes Simulia Corp. and 3DS Acquisition 3 Corp. with the Securities and Exchange Commission on September 28, 2017, which is incorporated herein by reference.
(a)(5)(C)
Revised transcript of conference call on September 28, 2017, originally filed as Exhibit (a)(5)(C) to the Schedule TO-C filed by Dassault Systèmes, Dassault Systemes Simulia Corp. and 3DS Acquisition 3 Corp. with the Securities and Exchange Commission on October 2, 2017, which is incorporated herein by reference.
(a)(5)(D)	Press release issued by Dassault Systèmes on October 12, 2017.*
(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of September 27, 2017, among Dassault Systemes Simulia Corp., 3DS Acquisition 3 Corp. and Exa Corporation, originally filed as Exhibit 2.1 to Exa Corporation's Form 8-K filed with the Securities and Exchange Commission on September 28, 2017, which is incorporated herein by reference.
(d)(2)	Confidentiality Agreement, dated July 1, 2017, by and between Exa Corporation and Dassault Systèmes S.E.*
(d)(3)	Exclusivity Agreement, dated September 22, 2017, by and between Dassault Systèmes S.E. and Exa Corporation.*
(g)	Not applicable.
(h)	Not applicable.

* Filed herewith.

Item 13.                Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2017

3DS ACQUISITION 3 CORP.

By:	/s/ THIBAULT DE TERSANT

Name:	Thibault de Tersant
Title:	Chief Financial Officer, Treasurer & Assistant Secretary

DASSAULT SYSTEMES SIMULIA CORP.

By:	/s/ THIBAULT DE TERSANT

Name:	Thibault de Tersant
Title:	Secretary

DASSAULT SYSTÈMES S.E.

By:	/s/ THIBAULT DE TERSANT

Name:	Thibault de Tersant
Title:	Senior EVP & CFO

 EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated October 12, 2017.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on October 12, 2017.*
(a)(5)(A)
Press release issued by Dassault Systèmes on September 28, 2017, originally filed as Exhibit (a)(5)(A) to the Schedule TO-C filed by Dassault Systèmes, Dassault Systemes Simulia Corp. and 3DS Acquisition 3 Corp. with the Securities and Exchange Commission on September 28, 2017, which is incorporated herein by reference.
(a)(5)(B)
Transcript of conference call on September 28, 2017, originally filed as Exhibit (a)(5)(B) to the Schedule TO-C filed by Dassault Systèmes, Dassault Systemes Simulia Corp. and 3DS Acquisition 3 Corp. with the Securities and Exchange Commission on September 28, 2017, which is incorporated herein by reference.
(a)(5)(C)
Revised transcript of conference call on September 28, 2017, originally filed as Exhibit (a)(5)(C) to the Schedule TO-C filed by Dassault Systèmes, Dassault Systemes Simulia Corp. and 3DS Acquisition 3 Corp. with the Securities and Exchange Commission on October 2, 2017, which is incorporated herein by reference.
(a)(5)(D)	Press release issued by Dassault Systèmes on October 12, 2017.*
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated as of September 27, 2017, among Dassault Systemes Simulia Corp., 3DS Acquisition 3 Corp. and Exa Corporation, originally filed as Exhibit 2.1 to Exa Corporation's Form 8-K filed with the Securities and Exchange Commission on September 28, 2017, which is incorporated herein by reference.
(d)(2)	Confidentiality Agreement, dated July 1, 2017, by and between Exa Corporation and Dassault Systèmes S.E.*
(d)(3)	Exclusivity Agreement, dated September 22, 2017, by and between Dassault Systèmes S.E. and Exa Corporation.*
(g)	Not applicable.
(h)	Not applicable.

* Filed herewith

QuickLinks

  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements of Certain Bidders.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX